SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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(MARK ONE)

X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

__ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

STRUCTURAL DYNAMICS RESEARCH CORPORATION

TAX DEFERRED CAPITAL ACCUMULATION PLAN

(Full title of the plan)

STRUCTURAL DYNAMICS RESEARCH CORPORATION

(Name of issuer of the securities held pursuant to the plan)

2000 Eastman Drive, Milford, Ohio 45150

(Address of principal executive office)

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Financial Statements and

Additional Information

December 31, 2000 and 1999

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Table of Contents to Financial Statements and Additional Information

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Page(s)

Report of Independent Accountants	1

Financial Statements:

Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-11

Additional Information: *

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes

Schedule H, Line 4(j) - Schedule of Reportable Transactions

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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Report of Independent Accountants

To the Participants and Administrator of the

Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

June 12, 2001

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Statement of Net Assets Available for Plan Benefits (Amounts in thousands)

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	December 31,
	2000	1999
Assets:
Investments, at fair value (Note 4):
Shares of Registered Investment Co. T. Rowe Price	$ 86,880	$ 93,391

Securities of participating employer	14,000	16,669

Cash	13	44

Participant loans	1,256	1,133

Total investments	102,149	111,237

Receivables:

Employer contributions	755	763

Participant contributions	926	940

Total receivables	1,681	1,703

Net assets available for plan benefits	$103,830 ======	$112,940 =======

The accompanying notes are an integral part of these financial statements.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Statement of Changes in Net Assets Available for Plan Benefits (Amounts in thousands)

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	Year Ended December 31,
	2000	1999
Net assets available for plan benefits,
beginning balance	$112,940	$96,311

Additions:

Investment income:

Net (depreciation)/appreciation in fair
value of investments (Note 4)	(20,478)	1,808
Interest	102	89
Dividends	9,182	8,854
	(11,194)	10,751
Contributions:

Participant	10,569	9,942
Employer	3,231	3,267
Rollovers	1,130	593
	14,930	13,802

Net Additions	3,736	24,553

Deductions:

Benefits paid to participants	(8,906)	(5,222)
Transfers (Note 6)	(3,940)	(2,702)

Net Deductions	(12,846)	(7,924)

Net (decrease)/increase	(9,110)	16,629

Net assets available for plan benefits,
ending balance	$103,830 =======	$112,940 ======

The accompanying notes are an integral part of these financial statements.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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(1) Description of Plan

The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a) General

The Plan is a defined contribution plan covering all salaried employees of the domestic divisions of Structural Dynamics Research Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b) Participation

Eligible participants are U.S. hired employees who work at least 20 hours per week, and are neither permanently based outside the United States, nor students on co-op or professional practice assignment with the Company. Employees are eligible to participate immediately upon beginning work with the Company.

c) Contributions

A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 16% for 2000 and 15% for 1999. The Company will reduce the participant's compensation by the authorized percentage, subject to limits specified by the Plan. A participant may also make voluntary contributions to the plan of rollover amounts from other benefit plans. The Company may provide a matching contribution equal to 50% of the participant's contribution (excluding rollovers) up to 6% of the participant's compensation. Quarterly, the Board of Directors vote on the Company's matching contribution amount, if any. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash, as determined by the Company. Participants, other than officers, can redirect the Company's accumulated matching contribution into other investment options offered under the Plan.

The Company may elect to make additional discretionary contributions. The Company's discretionary contributions, if any, may take the form of either Company Common Stock or cash, as determined by the Company. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to all participants. Participants other than officers can redirect the Company's discretionary contributions into other investment options offered under the Plan. In 2000 and 1999, no discretionary contributions were made.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Plan's earnings and Company's contribution, if any. Earnings of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant's account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. One hundred percent vesting in the Company contributions plus actual earnings thereon occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. Terminated participants who return to employment with the Company within five years of termination receive vesting credit for their original service. At December 31, 2000 and 1999, forfeited nonvested accounts totaled $164 and $172, respectively. During 2000 and 1999, employer contributions were not reduced by forfeited nonvested accounts.

f) Payment of Benefits

Participants' accounts are distributable upon termination of employment. Participants may also make withdrawals in the case of financial hardship (as determined by the Plan Administrator).

g) Participant Loans

The Plan allows participants to borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their vested interest in all funds other than the Company Stock Fund, within certain limitations and upon approval by the Plan Administrator. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is fixed for the entire repayment period. Principal and interest is paid ratably through monthly payroll deductions.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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h) Trust Agreement

The trustee of the plan is T. Rowe Price Trust Company (T. Rowe). T. Rowe invests and holds all contributions made by the Plan Administrator and allocates the amounts among the funds as directed by the individual participants.

(2) Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded at the unpaid principal balances of the individual loans.

Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation or depreciation on those investments.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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d) Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

e) Contributions

Employee contributions are recorded in the period in which the Company makes payroll deductions from the Plan participants' earnings.

f) Expenses

Certain administrative fees of the Plan are paid by the Company. Investment expenses are paid by the Plan and are deducted from investment income.

g) Payment of Benefits

Benefits are recorded when paid.

(3) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,
	2000	1999

Net assets available for plan benefits per the financial statements	$103,830	$112,940

Amounts allocated to withdrawing participants	(86)	-

Net assets available for plan benefits per Form 5500	$103,744 ======	$112,940 =======

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2000	1999

Benefits paid to participants per the financial statements	$(8,906)	$(5,222)

Amounts allocated to withdrawing participants at end of year	(86)	-

Benefits paid to participants per Form 5500	$(8,992) =======	$(5,222) ======

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(4) Investments

The following investments represent 5% or more of the Plan's net assets:

	December 31,
	2000	1999
Participant-directed:
Shares of Registered Investment Co. T. Rowe Price
Equity Income Fund, 603,396 and 723,904 shares	$14,886	$17,960
Spectrum Growth Fund, 650,504 and 636,123 shares	10,226	11,266
Balanced Fund, 427,503 and 480,781 shares	8,195	9,467
Stable Value Fund, 8,529,934 and 11,395,850 shares	8,530	11,396
New Horizons Fund, 339,976 and 263,572 shares	8,122	7,256
Science & Technology Fund, 525,359 and 396,280 shares	18,687	25,247
Other funds	18,234	10,799
Total participant-directed:	86,880	93,391

Nonparticipant-directed:
Securities of participating employer, 1,399,988 and
1,307,393 shares	14,000	16,669

Other	1,269	1,177

Total investments	$102,149 =======	$111,237 ========

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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During 2000 and 1999, the Plan's investments, including investments bought, sold, and held during the year, (depreciated)/appreciated in value as follows:

	December 31,
	2000	1999

Securities of participating employer	$ (3,259)	$ (7,551)
Shares of Registered Investment Co. T. Rowe Price	(17,219)	9,359

Net (depreciat ion)/appreciation in fair value	$ (20,478) ======	$ 1,808 ======

(5) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2000	1999
Net Assets:

Assets:
Securities of participating employer	$14,000	$16,669

Receivables:
Employer contributions	755	763

	$14,755 =====	$17,432 ======

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

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	Year Ended December 31,
	2000	1999
Changes in Net Assets:
Net depreciation	$(3,259)	$(7,551)
Contributions	3,874	4,019
Benefits paid to participants	(896)	(671)
Transfers (Note 6)	--	(369)
Net transfers to participant-directed investments	(2,396)	(3,922)
Change in net assets	(2,677)	(8,494)
Beginning balance	17,432	25,926
Ending balance	$14,755 ======	$17,432 ======

(6) Transfers

In March 2000, the Company sold the assets of its Advanced Test & Analysis division to ATA Engineering ("ATA"). Twenty-six participants left the Company to work for ATA. In June 2000, the participants' balances were transferred to the ATA Engineering 401(k) Century Plan.

In September 1998, the Company spun off an operating unit to MTS Systems Corporation (MTS). Thirty-eight participants left the Company to work for MTS. As of December 31, 1998, MTS had not formed a 401k plan for its employees; therefore these participants remained in the Plan, with accounts rendered inactive. In October 1999, the balances in each participant's account were transferred to the MTS Systems Corporation Profit Sharing Retirement Plan.

(7) Tax Status

The Plan obtained its latest determination letter on June 3, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Notes to Financial Statements (Amounts in thousands)

_____________________________________________________________________

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the funds will be distributed or held until the time the member would otherwise have received their interest in the Plan.

(9) Subsequent Event

In May 2001, the Company entered into an agreement and Plan of Merger (the "Merger") with Electronic Data Systems ("EDS"). If the Merger is completed, the Company will become a wholly owned subsidiary of EDS. The impact of the Merger on the Plan is not yet known.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Additional Information

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes*

December 31, 2000

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	Description
	of Investment	Cost	Fair Value

Non-participant directed:
** SDRC Common stock	1,399,988 shares	$17,701,826	$13,999,875

Participant directed:
** T. Rowe Price:
Equity Income Fund	603,396 shares		14,885,775
Spectrum Growth Fund	650,504 shares		10,225,928
Balanced Fund	427,503 shares		8,195,224
Stable Value Fund	8,529,934 shares		8,529,934
International Stock Fund	258,527 shares		3,753,819
New Horizons Fund	339,976 shares		8,122,035
Small Cap Value Fund	218,598 shares		4,183,964
Science and Technology Fund	525,359 shares		18,687,011
International Bond Fund	42,826 shares		362,734
Spectrum Income Fund	213,025 shares		2,294,279
Equity Index Fund	65,936 shares		2,340,723
Dividend Growth Fund	17,793 shares		389,311
Mid Cap Growth Fund	43,587 shares		1,734,343
Blue Chip Growth Fund	93,773 shares		3,174,228

Cash Fund	Cash		13,399

Participants' Loans	Rate of prime plus 1%		1,256,350

Total			102,148,932 =========

* This schedule represents those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500 Schedule H, Line 4(i).

** Denotes parties-in-interest.

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Structural Dynamics Research Corporation

Tax Deferred Capital Accumulation Plan

Additional Information

Schedule H, Line 4(j) - Schedule of Reportable Transactions*

December 31, 2000

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Identity of	Description of	Number of			Cost of	Current value
Party involved	investment	transactions	Purchase price	Selling price	asset sold	on transaction date	Net gain

SDRC Stock Fund	Stock	113	3,680,928			3,680,928
	Fund	198		6,076,893	5,617,171		459,722

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

STRUCTURAL DYNAMICS RESEARCH CORPORATION

TAX DEFERRED CAPITAL ACCUMULATION PLAN

By: /s/ Deborah G. Davis	Date: June 27, 2001
Deborah G. Davis
Vice President - Human Resources

By: /s/ Jeffrey J. Vorholt	Date: June 27, 2001
Jeffrey J. Vorholt
Vice President, Chief Financial Officer and Treasurer

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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-92103, 33-20774, 33-22136, 33-40561, 33-41671, 33-58701, 33-72328 and 33-07365) and Form S-3 (No. 33-92073) of Structural Dynamics Research Corporation of our report dated June 12, 2001 which appears on page 1 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

June 27, 2001